SECURITIES AND EXCHANGE
                                   COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             AMRECORP REALTY FUND II

                                (NAME OF ISSUER)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (TITLE OF CLASS OF SECURITIES)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                                                  Copy to:
    Christine Simpson                             Chip Patterson, Esq.
    MacKenzie Patterson Fuller, LP                MacKenzie Patterson Fuller, LP
    1640 School Street                            1640 School Street
    Moraga, California  94556                     Moraga, California  94556
    (925) 631-9100 ext.224                        (925) 631-9100 ext. 206


              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 April 23, 2007
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     MPF Special Fund 8, LLC
     MPF-NY 2007, LLC
     Steven Gold
     Equity Resource Franklin Fund, LLC
     Everest Management, LLC
     Anise, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California, California, U.S. Citizen,
     Massachusetts, California, and Missouri, respectively.
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               7    SOLE VOTING POWER

                    2,215.75*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,215.75*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,215.75*
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.23%*
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14   TYPE OF REPORTING PERSON*

     PN, IN
     *MPF Special Fund 8, LLC and MPF-NY 2007, LLC own no units, but are managed by MacKenzie Patterson Fuller, LP which manages two other investment funds that collectively own 185.5 units. Additionally, Steven Gold owns 110 units, Equity Resource Franklin Fund, LLC owns 930 units, and Everest Management, LLC owns 990.25 units. Anise, LLC does not own any units.
--------------------------------------------------------------------------------

Item 1. Security and Issuer

This statement on Schedule 13D (the "Statement") relates to units of limited partnership interest ("Units"), of AMRECORP REALTY FUND II (the "Issuer"). The address of the Issuer's principal executive office is 2800 N. Dallas Parkway #100, Plano, TX 75093.

Item 2. Identity and Background

The Statement is filed on behalf of MPF Special Fund 8, LLC, MPF-NY 2007, LLC, Steven Gold, Equity Resource Franklin Fund, LLC, Everest Management, LLC, and Anise, LLC. MacKenzie Patterson Fuller, LP is the manager of MPF Special Fund 8, LLC and MPF-NY 2007, LLC. MacKenzie Patterson Fuller, LP's general partner is BC-GP, Inc, and the executive officers, directors, and control persons of BC-GP, Inc. are C. E. Patterson, Berniece Patterson, Robert Dixon, Glen Fuller, and Chip Patterson. Equity Resource Franklin Fund, LLC is managed by ERF Manager LLC, a Massachusetts limited liability company, the sole member of which is Equity Resource Investments, LLC, and the executive officers, directors, and control persons of Equity Resource Investments, LLC are Eggert Dagbjartsson and Victor J. Paci. Everest Management, LLC is managed by manager is Everest Properties II, LLC and the executive officers, directors, and control persons of both are W. Robert Kohorst, David I. Lesser, Christopher K. Davis, and Peter J. Wilkinson. Anise, LLC is a Missouri limited liability company. The sole members are Jose and Denise Evans and the Christopher Garlich Trust and the Managers are DeAnn Totta, Chris Garlic, Jose Evans and Chad Sneed (collectively, all of the foregoing are the "Filing Persons").

The present principal occupation of each of the Filing Persons is real estate investment management and their principal business addresses are 1640 School Street, Moraga, CA 94556, 44 Montgomery Street, Suite 3750, San Francisco, CA 94104, 1280 Massachusetts Avenue, Fourth Floor, Cambridge, MA 02138, 199 South Los Robles Avenue, Suite 200, Pasadena, California 91101, and 1001 Walnut, Kansas City, Missouri 64106, respectively.

During the past five years, the Filing Persons have not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, were not or are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The entity Filing Persons are a California limited liability company, a California limited liability company, a Massachusetts limited liability company, a California limited liability company, and a Missouri limited liability company. All individual Filing Persons are U.S. Citizens.

Item 3. Source and Amount of Funds or Other Consideration

The Filing Persons obtained the funds to make the investment from their own funds.

Item 4. Purpose of Transaction

The Filing Persons acquired the Issuer's units, if they own units, on their own behalf through various tender offers.

The Filing Persons do not have any present intention to take any action with respect to management or control of the Issuer, the Filing Persons reserve the right, at an appropriate time, to exercise their rights as limited partners to vote on matters subject to a limited partner vote, including any vote to amend the limited partnership agreement to again require a limited partner vote on the sale of the Issuer's assets and the liquidation and dissolution of the Issuer or to require a minimum sales price. The Filing Persons have together commenced a tender offer to purchase all outstanding units of the Issuer for $90 per Unit pursuant to the terms of the Schedule TO filed with the Securities and Exchange Commission contemporaneously herewith. The Filing Persons are offering to purchase such securities for investment purposes.

Apart from the foregoing, the Filing Persons do not at the present time have any other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present General Partner or management of the Issuer; (e) any material change in the present capitalization or distribution policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of limited partnership, limited partnership agreement, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

In the future, the Filing Persons may determine to purchase additional Units of the Issuer or may determine to sell Units of the Issuer. Any such determination will depend on a number of factors, including prices, the Issuer's prospects and alternative investments.

Item 5. Interest in Securities of the Issuer

(a) and (b) The Issuer's total issued and outstanding number of limited partnership units is 14,544 (the "Units"). The Filing Persons collectively own or control 2,215.75 Units. Thus, the Filing Persons are deemed to beneficially own 2,215.75 Units.

(c) No transactions in the Units were effected during the past 60 days.

There have been no other transactions in the Issuer's units that were effected by or on behalf of the Filing Persons in the past 60 days.

(d) Various investment funds managed by the Filing Persons own the Units and have all rights associated therewith.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Filing Persons are not a party to any contract, arrangement, understanding or relationship with any person, with respect to securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

MPF Special Fund 8, LLC
MPF-NY 2007, LLC
By: MACKENZIE PATTERSON FULLER, LP

By:   /s/ Chip Patterson
      Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold

EQUITY RESOURCE FRANKLIN FUND, LLC;
By: ERF Manager LLC, manager
By: Equity Resource Investments, LLC, sole member
By: /s/ Eggert Dagbjartsson
Eggert Dagbjartsson, Managing Director


EVEREST MANAGEMENT, LLC;
By: Everest Properties II, LLC, Manager

By: /s/ David Lesser
David Lesser, Executive Vice President

ANISE, LLC

By: /s/ DeAnn Totta
DeAnn Totta, Manager